

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 21, 2007

Mr. L. Hugh Redd
Sr. VP and Chief Financial Officer, General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

> **Re: General Dynamics Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-3671**

Dear Mr. Redd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 18

1. Please do not include Free Cash Flow, a non-GAAP measure, within captions that present GAAP information as we believe this presentation may be confusing to your readers.

2. We refer to your presentation of cash flows from operations. While we note that information is useful, we believe it should be considered in the framework of a statement of cash flows which reflects management's decisions as to the use of these cash flows and the external sources of capital used. Therefore, presentation of one part of a cash flows statement should be avoided. Refer to FRC 202.03 and revise future filings accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Review of Operating Segments, page 22

3. We note your analysis of revenues for 2006 compared to 2005. Please revise future
    filings to provide better insight into the underlying reasons for changes in the operating
    results of each of your business groups. To the extent that multiple factors contribute to
    the changes in one or more of these areas, you should quantify the impact of each factor,
    where possible. For example, the last paragraph of your current disclosure on page 22
    states that the Aerospace business group's operating earnings and margins increased due
    to both additional volumes and improved pricing; however, such disclosure provide does
    not provide insight into how much price and volume changes individually impacted
    operating earnings and margins. We note other instances where you textually discuss
    reasons for changes in your revenues, operating earnings and operating margin but do not
    separately quantify the impact caused by more than one underlying factor. Refer to Item
    303(a)(3)(iii) of Regulation S-K, and to our Release 33-8350, available on our website at
    www.sec.gov/rules/interp/33-8350.htm.

4. We note your discussions within your business section which highlights your major
    product and service revenues within each of your four business group's sales. In future
    filings, please fully incorporate this information into your Management's Discussion and
    Analysis such that you use this information to quantify and separately analyze how the
    changes in price and volume of each of these product lines, to the extent material,
    impacted revenues and the operating results of your business groups.

5. As indicated on page 5, we note that Combat Systems is the principal contractor for the
    maintenance, repair and refit of Abrams tanks and Stryker vehicles. We also note that
    those activities have increased significantly due to four years of warfare. If material,
    ensure that your MD&A appropriately quantifies the impact these increased activities
    have had on your results of operations.

6. We note from your disclosure in Note G to your financial statements and on page 26 that
    you have included estimated recoveries of contract costs, specifically those related to
    your T-AKE combat logistics ship contract. To the extent material, please expand your
    discussion of your results of operations to discuss the recoveries in each period presented.
    Addresses whether you have had any downward adjustments to those estimates in the
    periods presented, and if so, quantify the amount of any such adjustments.

Financial Condition, Liquidity and Capital Resources, page 30

7. In future filings, please ensure you fully and prominently discuss and analyze your
    GAAP discussion of operating, investing and financing activities before any discussion of
    non-GAAP liquidity measures. Refer to Item 10(e)(1)(i)(a) of Regulation S-K

8. We note your analysis of operating cash flows on page 31. Please revise future filings to provide a more detailed analysis of changes in your operating cash flows. Please note that your cash flow analysis should not merely be a recitation of the numbers seen on the face of your statement of cash flows; rather, your analysis should provide your investors with insight into the underlying reasons behind the changes seen on your statement of cash flows. Finally, please revise future filings to address all periods presented on your statement of cash flows to more clearly highlight and explain any trends. Refer to Section 4(A) of our Release 33-8350.

Consolidated Financial Statements
Note A. Summary of Significant Accounting Policies
Revenue Recognition, page 40

9. You indicate within your Critical Accounting Policies on page 33 that you follow the guidelines of SOP 81-1 with the exception of your accounting for revisions of estimated profits on contracts which you account for under APB 20 (please note that APB 20 has been superseded by SFAS 154). However, it us unclear to us why the guidance set forth in paragraph 83 of SOP 81-1, which requires that revisions in estimated profits be accounted for under the cumulative catch up method, does not take precedence over APB 20 and SFAS 154. Please advise. In addition, please provide us with an analysis showing the impact on your financial statements for the three years ended December 31, 2006 had you used the cumulative catch up method to account for revisions in estimated profits on your long term contracts. We will have further comment upon your response.

Research and Development Expenses, page 40

10. In future filings, please separately quantify the amount of bid and proposal costs you have included in research and development expense.

Impairment of Long-Lived Assets, page 41

11. In light of the fact that goodwill is a significant asset on your balance sheet, please enhance your future filings to more specifically address your accounting for goodwill impairment. Ensure you clarify at what level of reporting you test goodwill for impairment, how you test for impairment, what factors and assumptions you consider when testing for impairment, and what factors would trigger you to perform additional impairment analysis. Please also note that some of this enhanced disclosure may be best reflected in your critical accounting estimates where, if applicable, you should quantify any material estimates you used in this analysis.

Note B. Acquisitions, Intangible Assets and Goodwill, page 42

12. We note your acquisition of Anteon during the year ended December 31, 2006 and have
the following comments:
   - You indicate that some of the estimates related to the Anteon acquisition were still
     preliminary. In future filings, you should alert readers to the potential impact of
     changes to your preliminary purchase price allocation.
   - We note that you have allocated a very significant portion of the total estimated
     purchase price of Anteon to goodwill. In future filings please provide a description of
     the factors that contributed to such a large percentage of the purchase price being
     allocated to goodwill and provide the disclosures required by paragraph 51(b) of
     SFAS 141 in future filings;
   - We note from review of Anteon's 2005 Form 10-K that they had approximately $6.5
     billion of estimated backlog. Please tell us what recognition you gave to this
     potential intangible asset. Refer to paragraphs B172 and B183 of SFAS 141, and
   - In future filings ensure you provide all the disclosures required by paragraphs 51-52
     and 54-55 of SFAS 141.

13. In future filings please provide a more comprehensive description of the nature of
contract and program and other intangible assets you have recorded and provide a more
specific range of useful lives for those specifically identified intangibles. In this regard,
we note your disclosure that contract and program intangible assets are amortized over a
period of one to 40 years and your other intangible assets are amortized over one to 21
years does not provide readers with sufficient information to assess the nature of your
intangible assets acquired or the appropriateness of their respective useful lives.

Note G. Contracts in Process, page 46

14. We note that your other contract costs have increased significantly year to year. In order
for your reader to better understand this component of your balance sheet, a discussion of
the reasons for the increase and a rollforward of these costs should be included in your
disclosures.

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please provide us with a
supplemental response letter that keys your responses to our comments and provides any
requested supplemental information. Detailed letters greatly facilitate our review. Please file
your supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief